Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

Takeda Pharmaceutical Company Limited:

We consent to the use of our report dated September 10, 2018, with respect to the consolidated statements of financial position of Takeda Pharmaceutical Company Limited and subsidiaries as of March 31, 2018 and 2017, and the related consolidated statements of income, income and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes, included herein and to the reference to our firm under the heading “Statement by Experts” in this registration statement on Form 20-F.

/s/ KPMG AZSA LLC

Tokyo, Japan

December 6, 2018